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                               ICICI BANK LIMITED

Press Release
Mumbai, April 23, 2001


            CLOSURE OF REGISTER OF MEMBERS AND SHARE TRANSFER BOOKS

In pursuant with the listing agreement entered into with stock exchanges, Notice is hereby given that the Register of Members and Share Transfer Books of ICICI Bank Limited (NYSE Code: IBN) will remain closed from Wednesday, May 23, 2001 to Monday, June 11, 2001 (both days inclusive) for the purpose of determining Members entitled for dividend, if any, for the year ended March 31, 2001, to be declared, by the Members at the forthcoming Annual General Meeting of the Bank.










           For investors' queries, contact:

                      Mr. Bhashyam Seshan
                      Phone:   (91)-22-653 8420 or 653 7560
                      e-mail:  bhashyams@icicibank.com





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          Except for the historical information contained in this Press
          Release, statements in this Press Release which contain words or phrases such as "will" and similar expressions or variations of such expressions may constitute "forward looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include exposure to market risks as well as other risks detailed in the report filed by ICICI Bank Limited with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.